June 25, 2010

VIA EDGAR AND FACSIMILE

Mr. Daniel Morris

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, DC  20549-3030

RE:

Bio-Rad Laboratories, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-07928

Dear Mr. Morris:

Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated June 4, 2010 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009 Item 10. Directors Executive Officers..., page 68

1.

We note your response to comment 1.  Please confirm that you will disclose in future filings the substance of your response as it relates to how the Board considers diversity.

Response:

We confirm that we will disclose in future filings the substance of our response as it relates to how our Board considers diversity.

Item 11.  Executive Compensation, page 68.

2.

Regarding your response to comment 3, please significantly expand your analysis to demonstrate clearly how disclosure of the performance goals you use to establish compensation is likely to cause substantial competitive harm.  Avoid conclusory statements.  Alternatively, please confirm that you will disclose your targets in future filings.

Response:

We confirm that we will disclose our targets in future filings; provided, however, that if we determine that disclosure of certain targets in the future would be likely to create substantial competitive harm, we may choose to omit such targets under Instruction 4 to Item 402(b) of Regulation S-K, in which case we will discuss how difficult it will be for the executive, or how likely it will be for the Company, to achieve such targets or other factors.  Although we know the performance targets which will be applied in determining the incentive payments under our 2010 Incentive Bonus Plan for each participant in the plan, we do not know all of the targets that may require disclosure next year or in other future filings.  Employees participating in our 2010 Incentive Bonus Plan are subject to different targets depending on the employee’s position and his or her company division, and we do not necessarily know who all of our named executive officers will be for the year ending December 31, 2010 or in other future filings.  In addition, any competitive harm analysis will depend on the facts and circumstances surrounding the Company and its competitors at the time of potential disclosure.  Therefore we cannot meaningfully analyze at this present time whether disclosure of our performance targets would cause substantial competitive harm to us next year or in other future filings.

In connection with the foregoing response, we acknowledge that:

(1)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact me at 510-741-6005 or Christine Tsingos, Vice President and Chief Financial Officer, at 510-741-6006.

Sincerely,

BIO-RAD LABORATORIES, INC.

/s/ Sanford S. Wadler

Sanford S. Wadler

Vice President and General Counsel

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